EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended
	2001	2002	2003	2004	2005	3/31/06
EARNINGS
Income Before Income Taxes	$293,425	$418,107	$322,719	$429,714	$63,213	$68,096
Fixed Charges (as below)	125,194	132,237	136,143	125,701	115,439	115,579
Total Earnings	$418,619	$550,344	$458,862	$555,415	$178,652	$183,675

FIXED CHARGES
Interest Expense	$116,268	$125,871	$133,812	$123,785	$112,006	$111,700
Credit for Allowance for Borrowed Funds Used During Construction	6,943	4,620	567	750	1,508	1,954
Trust Dividends	-	(649)	(372)	(216)	-	-
Estimated Interest Element in Lease Rentals	1,983	2,395	2,136	1,382	1,925	1,925
Total Fixed Charges	$125,194	$132,237	$136,143	$125,701	$115,439	$115,579

Ratio of Earnings to Fixed Charges	3.34	4.16	3.37	4.41	1.54	1.58